SECOND AMENDMENT TO THE
INDIVIDUAL ACCOUNT RETIREMENT PLAN
FOR
BARGAINING UNIT EMPLOYEES
AT THE CAMERON INTERNATIONAL CORPORATION
BUFFALO, NEW YORK PLANT
(Amended and Restated as of January 1, 2014)

This Amendment to the Individual Account Retirement Plan for Bargaining Unit Employees at the Cameron International Corporation Buffalo, New York Plant (the “Plan”) is adopted by the Benefits Design Committee of Ingersoll-Rand plc (the “Committee”) effective as of the respective effective dates set forth below.

WHEREAS, Cameron International Corporation (“Cameron”) previously maintained the Plan most recently amended and restated effective as of January 1, 2014, for the benefit of eligible employees; and

WHEREAS, in connection with the transactions contemplated by that certain Acquisition Agreement, dated as of August 15, 2014, by and between the Cameron and Ingersoll-Rand plc, Cameron amended the Plan, effective at closing, to transfer sponsorship of the Plan from Cameron to Ingersoll-Rand Company (the “Company”) and to make certain other changes to reflect the transaction; and

WHEREAS, pursuant to such Acquisition Agreement, the Centrifugal Compression division of Cameron has been acquired by Ingersoll-Rand plc; and

WHEREAS, the Ingersoll-Rand Benefits Design Committee (the “BDC”) desires to amend the Plan, effective at closing, to further reflect the transfer of sponsorship to the Company as set forth herein;

NOW THEREFORE, in consideration of the foregoing, the Plan is hereby amended effective January 1, 2015:

1.	The preamble of the Plan is amended to add the following:

“Ingersoll-Rand Company became the Plan sponsor effective January 1, 2015 due to the acquisition of the Centrifugal Compression division of Cameron International Corporation.”

2.	Section 1.01(7A) (“Committee”) is replaced as follows:

“Committee: The Ingersoll-Rand Benefits Administration Committee (the “BAC”) or the Ingersoll-Rand plc Benefits Investment Committee (the “BIC”), as the case may be in accordance with the duties and responsibilities assigned to each under their respective charter or other governing document. The BAC is the named fiduciary for the administration of the Plan and the BIC is the named fiduciary with respect to Plan investments.”

3.	Section 1.01(10) (“Company Stock”) is replaced as follows:

“Company Stock: the ordinary shares of Ingersoll-Rand plc.”

4.	Section 1.01(11) (“Company Stock Fund”) is replaced as follows:

“Company Stock Fund: Effective January 1, 2015, all references in the Plan to the Company Stock Fund refer to the Ingersoll-Rand Stock Fund (described in Section 11.02(a). Prior to January 1, 2014, the Plan maintained a fund for investment in common stock of Cameron International Corporation, which, effective January 1, 2015, is called the Frozen Cameron Stock Fund (described in Section 11.02(b)).”

5.	Section 1.01(19) (“Eligible Surviving Spouse”) is amended by adding the following:

“Effective as of June 26, 2013, the spouse of a married Employee shall include an individual who has entered into a legal marriage with an Employee under the laws of the state or foreign country where the marriage ceremony was performed, without regard to (1) the gender of the Employee and/or the spouse or (2) the applicable state or local laws in effect where the Employee resides or is employed.  Further, effective as of June 26, 2013, all special Plan rules relating to married Employees shall be applied in a manner that reflects this Section 1.01(19), including without limitation, the qualified joint and survivor annuity and qualified preretirement survivor annuity requirements of section 401(a)(11) of the Code, the minimum distribution requirements of section 401(a)(9) of the Code, the rollover rules of section 402(c) of the Code, the exception to the anti-alienation rules found in Section 401(a)(13)(B) of the Code, the provisions governing qualified domestic relations orders under section 414(p) of the Code and the special distribution rules that apply to spouses and former spouses pursuant to section 402(e)(1) of the Code.”

6.	Section 1.01(21) (“Employer”) is replaced as follows:
“Employer: Effective January 1, 2015, the Employer is the Company.”

7.	Section 1.01(29) (“Plan”) is replaced as follows:

“Plan: Effective January 1, 2015 the Plan shall be known as the Ingersoll-Rand Individual Account Retirement Plan for Bargaining Unit Employees at the Buffalo, New York Plant, a profit sharing plan, as set forth herein as amended hereafter from time to time.”

8.	Section 9.03(c)(v) is amended by adding the following:

“The preceding sentence shall apply to the Frozen Cameron Stock Fund as though “Company Stock” referred to common stock of Cameron International Corporation.”

9.	Section 11.02 (“Company Stock Fund”) is replaced as follows:

“11.02    Company Stock Fund and Frozen Cameron Stock Fund:

(a)     Ingersoll-Rand Stock Fund:

The Plan explicitly provides for the acquisition and holding of qualifying employer securities, as defined in Section 407(d)(5) of ERISA. Such qualifying employer securities include Company Stock. Effective January 1, 2015, the BIC shall retain Company Stock as an available investment option under the Plan regardless of market fluctuation and shall sell shares of Company Stock only upon the direction of a Member or to otherwise meet the administrative and distribution requirements of the Plan. At any time, Members may, subject to applicable law and administrative policies, freely transfer funds out of the Ingersoll-Rand Stock Fund to be invested in the other available investment options in accordance with the terms of the Plan or withdraw funds from the Ingersoll-Rand Stock Fund as otherwise permitted under the Plan.
(b)     Frozen Cameron Stock Fund:

The Frozen Cameron Stock Fund is an investment option that holds only shares of common stock of Cameron International Corporation, plus additional amounts of cash in lieu of fractional shares of common stock. Notwithstanding any other provision of the Plan, as of January 1, 2015, the Frozen Cameron Stock Fund is closed to new investments (including contributions, loan repayments, dividends and transfers from other investment options). At any time, Members may freely transfer funds out of the Cameron Stock Fund to be invested in the other available investment options in accordance with the terms of the Plan above or withdraw funds from the Cameron Stock Fund as otherwise permitted under the Plan.”

10.	Section 11.05 (“Voting of Company Stock Fund in the Company Stock Fund”) is replaced as follows:

“11.05     Voting of Company Stock in the Company Stock Fund.

(a) Before each annual or special meeting of its shareholders, the Company shall cause to be furnished to each Member and Beneficiary having shares of Company Stock credited to his Account, a copy of the proxy material, together with a form requesting instructions of the Funding Agent on how such shares credited to the Member's or Beneficiary’s Account should be voted. Upon receipt of such instructions, the Funding Agent shall vote such shares as instructed. Any shares held by the Funding Agent as to which it receives no voting instructions shall be voted proportionally, as it votes the shares for which it has received instructions.

(b) Each Member or Beneficiary having shares of Company Stock credited to his Account shall have the right to direct the Funding Agent to tender or not to tender some or all of the shares of Company Stock credited to such Member’s or Beneficiary’s Account. Directions from a Member or Beneficiary to the Funding Agent concerning the tender of Company Stock shall be communicated in writing, or by such other means as is agreed upon by the Funding Agent and the Company. The Funding Agent shall tender or not tender shares of Company Stock as directed by the Member or Beneficiary. Except as otherwise required by law, the Trustee shall not tender shares of Company Stock credited to Member’s or Beneficiary’s Account for which it has received no direction from the Member.

A Member or Beneficiary who has directed the Funding Agent to tender some or all of the shares of Company Stock credited to the Member’s or Beneficiary’s Account may, at any time prior to the tender offer withdrawal date, direct the Funding Agent to withdraw some or all of such tendered shares, and the Funding Agent shall withdraw the directed number of shares from the tender offer prior to the tender offer withdrawal deadline. A Member or Beneficiary shall not be limited as to the number of directions to tender or withdraw that the Member or Beneficiary may give to the Funding Agent.

(c) Instructions received from Members and Beneficiaries by the Funding Agent regarding the voting, tendering, or exchanging of Company Stock shall be held in strictest confidence and shall not be divulged to any other person, including officers or employees of the Company, except as otherwise required by law, regulation or lawful process.

(d) The principles of Section 11.05 shall also apply to the Frozen Cameron Stock Fund as though “Company Stock” referred to common stock of Cameron International Corporation.”

11.	Section 13.01 (“Amendments”) is replaced as follows:

“13.01    Amendments. The trust fund, which is an inseparable part of the Plan, shall be irrevocable, and the Company anticipates and believes that the Plan itself will continue without interruption. However, because of the uncertainties inherent in the operation of any business enterprise over a long period of time, the Company cannot guarantee the continuation of the Plan forever. Accordingly, the Company expressly reserves the right to amend the Plan by action of the Board or its delegate, the Benefits Design Committee, at any time. However, approval of the shareholders shall be required for any amendment which would deny a Member voting rights in Company Stock.

No amendment may be made which will deprive any Member of any interest hereunder that has accrued to him, including optional forms of payment, prior to the adoption date of such amendment.”

12.	Section 15.01(“Vesting Service”) is amended by adding the following:

“(c)    Subject to paragraph (b) above, each Member shall receive credit under the Plan for each year of Vesting Service earned under the Plan prior to January 1, 2015.”

13.	Section 15.02 (“Hour of Service”) is amended by adding the following:

“(e)     For periods before January 1, 2015, the principles of paragraphs (a) – (d) above applied with regard to employment with Cameron International Corporation.”

IN WITNESS WHEREOF, the BDC has caused this amendment to be executed by its duly authorized representative as of this 1st day of January, 2015.

By: /s/ William H. Murray

Name: William H. Murray
Title: Sr. Associate General Counsel, Benefits &
Executive Compensation